October 17, 2024

Carrie Eglinton Manner
President and Chief Executive Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

       Re: Orasure Technologies, Inc.
           Form 8-K
           Filed April 12, 2024
           File No. 001-16537
Dear Carrie Eglinton Manner:

       We have reviewed your June 10, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 24,
2024 letter.

Form 8-K filed April 12, 2024
Item 1.05 Material Cybersecurity Incidents, page 1

1. We note your response to our comment that you determined to disclose the cybersecurity incident under Item 1.05 of Form 8-K because you determined that
       the incident was material based on qualitative considerations. We refer you to the statements in the Form 8-K that you did not "anticipate this incident will have a material impact" on your financial condition and results of operations, and that while you believed you had contained the incident, you "continue[d] to investigate" the matter. Please advise us of your intention to file an amended Form 8-K pursuant to
       Instruction 2 to Item 1.05.
 October 17, 2024
Page 2

       Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance